Evome Medical Technologies Announces Update Call with CEO Mike Seckler for Tuesday, June 4, 2024;
Provides Update on Strong Q2

New York, New York, June 3, 2024 - Evome Medical Technologies Inc. (the "Company" or "Evome") (TSXV: EVMT) today provided details on preliminary estimated revenues and margins from April and May 2024, the first two months of the second quarter. Mike Seckler, Chief Executive Officer of the Company, will also hold a call to update shareholders on the first quarter financials, second quarter progress and future plans of the Company.

Revenue Growth Update for Q2 2024

  For April and May 2024, combined preliminary estimated revenue of Biodex Medical Systems, Inc. ("Biodex") and DaMar Plastics Manufacturing, Inc. ("DaMar") stood at $3,970,496 with a gross margin of 36%.
  As a comparison, preliminary estimated Q2 2024 revenues are projected to be 39% higher with increasing gross margins as compared to Q1 2024 revenues for Biodex and DaMar.
  In addition to intending on divesting DaMar, announced by the Company on May 30, 2024, in 2025, the Company plans to divest operating subsidiaries, South Dakota Partners Inc. and Mio-Guard LLC, in the coming quarters to reduce debt. On a going forward basis, Evome will offer financial comparisons for its core business, Biodex, and its other remaining asset, Damar.

Details for Call-in

5 p.m. EST on June 4, 2024

Dial-in number: (516) 253-3240

Access code: 918273 if prompted

Mike Seckler
Chief Executive Officer
Tel: 1 (800) 760-6826
Email: Info@Salonaglobal.com

Cautionary Statements

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Unless otherwise specified, all financial information is presented in Canadian dollars ("$", "dollars" and "C$").

There can be no assurance that any disposition (including the proposed dispositions disclosed herein) will be completed or the sale price or timing of any disposition. Completion of any transaction will be subject to, amongst other things, negotiation and execution of definitive agreements, and applicable director, shareholder and regulatory approvals.

Certain statements contained in this press release constitute "forward-looking information" within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. These statements can be identified by the use of forward-looking terminology such as "expects" "believes", "estimates", "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", and "anticipate", and similar expressions as they relate to the Company, including: the financial results of the second quarter; and the Company successfully disposing of any subsidiaries. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions, including: the completion of normal quarter and year end accounting procedures and adjustments not resulting in any material differences; and the Company successfully identifying a buyer for a non-core business and negotiating and closing a sale. The Company cautions that the forward-looking statements contained herein are qualified by important factors that could cause actual results to differ materially from those reflected by such statements. Such factors include but are not limited to the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; ongoing or new disruptions in the supply chain, the extent and scope of such supply chain disruptions, and the timing or extent of the resolution or improvement of such disruptions; the ability to implement business strategies and pursue business opportunities; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the United States; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; as well as those risk factors discussed or referred to in the Company's disclosure documents filed the securities regulatory authorities in certain provinces of Canada and available at www.sedarplus.ca. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Preliminary Financial Metrics

This press release contains certain pre-released financial metrics. The financial metrics contained in this press release are preliminary and represent the most current information available to the Company's management, as financial closing procedures for the second quarter ended June 30, 2024, are not yet complete. The Company's actual consolidated financial statements for such period , and for the year ended December 31, 2024, may result in material changes to the financial metrics summarized in this press release (including by any one financial metric, or all of the financial metrics, being below or above the figures indicated) as a result of the completion of normal quarter and year end accounting procedures and adjustments, and also what one might expect to be in the final consolidated financial statements based on the financial metrics summarized in this press release. Although the Company believes the expectations reflected in this press release are based upon reasonable assumptions, the Company can give no assurance that actual results will not differ materially from these expectations.